Zentek Announces Closing of Fully Subscribed Brokered LIFE Offering for Gross
Proceeds of C$18 Million

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
UNITED STATES

Guelph, Ontario - May 27, 2026 - Zentek Ltd. (TSXV: ZEN) (NASDAQ: ZTEK) ("Zentek" or the "Company") is pleased to announce the closing of its previously announced "best efforts" private placement (the "Offering") for gross proceeds of C$18,000,000, which includes the exercise in full of the agent's option. Pursuant to the Offering, the Company sold 18,000,000 units of the Company (the "Units") at a price of C$1.00 per Unit (the "Offering Price"). Red Cloud Securities Inc. ("Red Cloud") acted as sole agent and bookrunner in connection with the Offering.

"Closing this financing reflects confidence in the value-creation path we have built across Albany Graphite, ZenGUARD™, and Triera since December," said Mohammed Jiwan, Chief Executive Officer of Zentek. "With the financing in place, we are well-capitalized to advance our near-term priorities, the Albany Preliminary Economic Assessment, ZenGUARD™ commercialization, and our critical minerals development work, with discipline and focus."

Each Unit consists of one common share of the Company (each, a "Common Share") and one common share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share (a "Warrant Share") at a price of C$1.50 at any time on or before May 27, 2029.

The Company intends to use the net proceeds from the Offering for (i) the development and derisking of the Albany Graphite Project, including the completion of a new Preliminary Economic Assessment currently being prepared by Micon International Limited, the advancement of subsequent preliminary feasibility study work, and business development activities targeting small modular reactor developers, national defence end-users, and other high-intensity end-user markets for which Albany ultra-high-purity graphite is suited; (ii) the continued commercialization of the Company's ZenGUARD™ platform; (iii) payment obligations; and (iv) general working capital and corporate purposes.

In accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the Units were issued to Canadian purchasers pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption. The Common Shares and Warrants underlying the Units sold to Canadian purchasers (other than the Insiders), and the Warrant Shares underlying such Warrants, if exercised, are immediately freely tradeable in accordance with applicable Canadian securities legislation. The Units were also sold in the United States or to, or for the account or benefit of, U.S. persons, by way of private placement pursuant to exemptions from the registration requirements provided for under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and in jurisdictions outside of Canada and the United States on a private placement or equivalent basis, in each case in accordance with all applicable laws, provided that no prospectus, registration statement, or other similar document is required to be filed in such jurisdiction. The Units issued to purchasers outside of Canada were issued pursuant to the exemption from the prospectus requirements in Canada available under OSC Rule 72-503 - Distributions Outside of Canada, and the securities issued from the sale of such Units are not subject to a four-month hold period in Canada.

An offering document (the "Offering Document") dated May 14, 2026, related to the Offering can be accessed under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at www.zentek.com.

Certain directors and officers of the Company (the "Insiders") participated in the Offering for an aggregate of 695,000 Units, which constitutes "related party transactions" as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").  Such related party transactions are exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of securities being issued to a related party nor the consideration being paid by a related party exceeds 25% of the Company's market capitalization. The participants in the Offering and the extent of such participation were not finalized until shortly prior to the completion of the Offering. Accordingly, it was not possible to publicly disclose details of the nature and extent of related party participation in the Offering pursuant to a material change report filed at least 21 days prior to the completion of the Offering.The Common Shares and Warrants underlying the Units sold the Insiders, and the Warrant Shares underlying such Warrants, if exercised, are subject to a hold period until September 28, 2026, as required by the TSX Venture Exchange.

As consideration for their services, Red Cloud received a cash fee of C$1,197,360 and were issued 1,197,360 non-transferable common share purchase warrants (the "Broker Warrants"). Each Broker Warrant is exercisable into one Common Share at the Offering Price at any time on or before May 27, 2029. The Broker Warrants and any Common Shares issuable upon any future exercise of the Broker Warrants will be subject to a hold period in Canada in accordance with applicable Canadian securities law, expiring on September 28, 2026.

The closing of the Offering remains subject to the final approval of the TSX Venture Exchange.

The securities have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons, absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with an exemption therefrom. This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera. The Albany Graphite Project is the Company's principal critical minerals asset and is advancing toward a new Preliminary Economic Assessment targeted for completion in Summer 2026.

Recently, the Company has advanced its platforms through independent technical validation of Albany graphite meeting the threshold for nuclear, defence, aerospace, and premium lithium-ion battery applications; the revised regulatory classification by Health Canada confirming that ZenGUARD™ Enhanced Air Filters are not subject to regulation under the Pest Control Products Act; the addition of ZenGUARD™ Enhanced Air Filters to the Innovative Solutions Canada Pathway to Commercialization source list; the initiation of a U.S. commercial pilot program for ZenGUARD™ with Quality Filters Inc.; and the engagement of Micon International Limited, AppEco Inc., American Energy Technologies Company, and ERM Consultants Canada Ltd. to advance the new Preliminary Economic Assessment and supporting environmental baseline program at the Albany Graphite Project.

Forward-Looking Statements

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. These statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include, without limitation, statements regarding the intended use of proceeds of the Offering, the Company's capitalization and ability to advance its near-term priorities, and the final approval of the Offering from the TSX Venture Exchange. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com